Peter G. Weinstock (214) 855-4746 pweinstock@jenkens.com Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A P R O F E S S I O N A L C O R P O R A T I O N 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
New York, New York
(212) 704-6000
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500
October 20, 2004

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:
Pacific Coast National Bancorp
Form SB-2 filed on September 8, 2004
File No. 333-118859

Attention: Kathryn McHale

Ladies and Gentlemen:

        On behalf of our client, Pacific Coast National Bancorp ("Company"), we are filing with the Securities and Exchange Commission ("Commission") by electronic transmission Amendment No. 1 to the above-referenced Form SB-2. The referenced amendment incorporates information in response to the comment letter, dated October 6, 2004, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Front Cover of Prospectus

1.
Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

        The Company confirms that the outside front cover page of the prospectus will be one page.

2.
Please move the section titled "How to Subscribe" past the Risk factor section.

        The prospectus has been revised to delete the "How to Subscribe" summary box located immediately following the outside front cover page of the prospectus. The information included in that summary box has been disclosed elsewhere in the prospectus in the sections titled "Summary—How to Subscribe" and "The Offering—How to Subscribe."

Why we are organizing a new bank—page 2

3.
Please provide us with a copy of the ESRI Business Information System forecast referenced in the fifth paragraph. Tell us whether you paid ESRI to prepare this forecast.

        A copy of the ESRI Business Information System forecast referenced in the prospectus is enclosed with this response letter. Any expense associated with the preparation of the forecast was included in the $85,000 consulting fee paid to Bankmark in connection with the preparation of the bank regulatory application.

Executive officers, directors, and organizers—page 3

4.
Please define and clarify the function of the "Organizers Advisory Committee."

        The prospectus has been revised to define and clarify the function of the "Organizers Advisory Committee."

5.
In the last sentence of the final paragraph on page 3, state that purchases to meet the minimum would be for investment and not for resale.

        The prospectus has been revised to clarify that all of the organizers' stock purchases, including those that may be required in order to meet the minimum subscription level, are for investment purposes and not with a view to distribution.

We expect to incur losses during our initial years of operation—page 8

6.
Consider including in this section an explanation that the higher interest rates necessary to establish market share, which you mention in the summary on page 2, may decrease the overall initial profitability.

        The risk factor discussing losses during initial years of operation has been revised to incorporate the risk of decreased profitability as a result of having to pay higher rates to attract deposits loans to establish market share.

Risk Factors—general

7.
Please consider disclosing the inherent risks associated with the type of lending you plan to do (construction and development, commercial real estate, etc) in your capacity as a start-up banking institution and the risk of default.

        The "Risk Factors" section of the prospectus has been revised to include a risk factor related to risks associated with lending operations of Pacific Coast National Bank.

8.
Please consider adding a risk factor that summarizes the mechanisms in place that may prevent a change of control without director consent. Please include: executive compensation as well as the anti-takeover measures discussed on page 46.

        The "Risk Factors" section of the prospectus has been revised to include a risk factor related mechanisms that may prevent a change in control without director consent.

Caution Regarding Forward-Looking Statements—page 13

9.
Remove any references to the Litigation Reform Act sections. They do not apply to an initial public offering.

        The prospectus has been revised to clarify that the safe harbor contained in the Litigation Reform Act does not apply to the offering.

Use of Proceeds—page 17

10.
In the chart for Pacific Coast National Bank where you allocate the proceeds of the minimum offering, you list the minimum amount of the capital injection at $14,517,000. However, in the paragraph preceding this section, you retain the right to reserve a larger portion of the offering to be used for general corporate purposes of Pacific Coast National Bancorp as long as no less than $14,300,000 is used to fund the bank's initial capitalization. The latter amount should be reflected in the chart or in a footnote to the chart.

        The prospectus has been revised to clarify that the Company will capitalize Pacific Coast National Bank with not less that $14.5 million.

Use of Proceeds; Organizational Expenses—page 17

11.
As required by Item 504(1), please disclose the amount of debt Pacific Coast National Bancorp has incurred in order to satisfy the organization expenses. Please include the terms of repayment including the interest rate and maturity of the loan.

        The prospectus has been revised to include the terms of the debt that the Company has incurred in connection with the organizational expenses.

12.
Please consider adding more detail to the organizational expenses chart, including the breakdown of fees of fees for services and consulting provided by Bankmark, organizers, executives, etc.

        The organizational expenses chart has been revised to include additional breakdown of the expenses incurred by the Company.

13.
You state that you expect to incur total costs of $1,983,000 organizational and other preopening expenses that you expect to incur through the anticipated opening date of the Bank. However, on pages 8 and 12, you state that you expect to incur a total of $2.l million of organizational and other pre-opening expenses. Please revise to reconcile this difference. Please also revise the table to state the amounts currently recognized in the financial statements.

        The prospectus has been revised to clarify that organizational expenses expected to be incurred by the Company in connection with its organization are expected to total approximately $2.1 million.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

General

14.
Please revise to include any recent accounting pronouncements that are not yet effective which may have an effect on the financial statements. Refer to SAB No. 74.

        The prospectus has been revised to include recent accounting pronouncements not yet effective which may have an effect on the financial statements of the Company.

Bankmark & Financial Marketing Services—page 19

15.
In the second full paragraph on page 19, you discuss consulting services of Bankmark for which you have paid $450,000 and expect to pay more through an extension of their consulting agreement. Please clarify how long you expect this agreement to be extended and how you arrived at the $636,243 figure for external consultants as listed in the Organizational Expenses on page 17.

        The section titled "Management's Discussion and Analysis of Financial Condition and Plan of Operations" has been revised to provide additional information clarifying the contractual arrangement between the Company and Bankmark & Financial Marketing Services and the expectations with respect to contract extensions. The section titled "Use of Proceeds—Organizational expenses" has been revised to include a more detailed breakdown of fees to be paid to external consultants.

16.
Please confirm that the amount of $338,772 for additional services provided by Bankmark as detailed on page 19, is reflected as part of the $453,571 allocated for "other office expenses" listed in the organizational expenses on page 17.

        The Company confirms that the amount of $338,772 for additional services provided by Bankmark in the section titled "Management's Discussion and Analysis of Financial Condition and Plan of Operations" is reflected as part of the $453,571 allocated for "Other office expenses" listed in the section of the prospectus titled "Use of Proceeds—Organizational expenses."

17.
In addition, on page 52, you discuss consulting fees of $85,000 paid to Bankmark in connection with their assistance preparing regulatory applications. It is unclear whether these fees are included in the consulting fees on page 19, whether they are legal fees or whether they are fees in addition to the organizational expenses listed. Please discuss these fees with the other fees associated with Bankmark on page 19 and provide total fees paid to Bankmark or expected to be paid to Bankmark.

        The section titled "Management's Discussion and Analysis of Financial Condition and Plan of Operations" has been revised to provide additional information clarifying the contractual arrangement between the Company and Bankmark & Financial Marketing Services and the fact that the consulting fees related to the regulatory applications were in addition to consulting fees related to marketing and capital acquisition planning.

Interest rate sensitivity and liquidity—page 20

18.
Please revise your liquidity section to discuss your current funding situation. Revise to discuss the organizer contribution deposits recorded on your balance sheet, as well as the line of credit and the organizer guarantees referred to on page 7.

        The section of the prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest rate sensitivity and liquidity" has been revised to discuss the current state of liquidity.

Executive Compensation—page 36

19.
You discuss the consulting agreements existing with executives and GRCAC LLC on page 36. Please also discuss these agreements in the "Related Party Transactions" section on page 44. Please provide more details as to the nature of these consultant services.

        The prospectus has been revised in the section titled "Management—Executive compensation—General" to provide additional information as to the nature of the consulting services provided by the various executives and GRCAC LLC. In addition, the "Related Party Transactions" section has been revised to disclose these consulting agreements.

Financial Statements

Footnotes-General—page F-7

20.
Please revise to include a footnote disclosing the terms of your employment agreements with certain members of management.

        The financial statements have been revised to include a footnote disclosing the terms of the employment agreements involving management.

21.
Please revise to disclose the terms of your agreement with Bankmark & Financial Marketing Services.

        The financial statements have been revised to include a footnote disclosing the terms of the agreement with Bankmark & Financial Marketing Services.

22.
Please revise to disclose in your notes to the financial statements all related party transactions and relationships. We note you have entered into business transactions with two of your organizers. Refer to paragraph 2 of FASB No. 57.

        The financial statements have been revised to include a footnote disclosing all related party transactions and relationships.

Note A—Summary of Significant Accounting Policies—page F-7

23.
Please revise to include your policies for the accounting of your organizational costs and accounting for warrants' and options as they appear to be significant to your business in its startup phase.

        The financial statements have been revised to include the Company's policies for the accounting of organizational costs, warrants and options.

24.
You state in the last sentence of the first paragraph that "it is the company's intention to sell a minimum of 1,600,000 shares of common stock...". Please explain why this amount is not 1,700,000 shares, as disclosed in other sections.

        The financial statements have been revised to clarify that the Company intends to sell a minimum of 1,700,000 shares of Company stock.

Dealer Prospectus Delivery Obligation

25.
As required by Item 502(b) of Regulation S-B, please provide a Dealer Prospectus Delivery Obligations section on the back cover.

        In the event that it becomes applicable to the offering, the Company will provide the dealer prospectus delivery obligation language set forth in Item 502(b) of Regulation S-B.

Inside Back Cover of Prospectus

26.
Please confirm that page numbers will be added to the Table of Contents as required by Item 502(a) of Regulation S-B.

        The table of contents to the prospectus will include references to page numbers.

General

27.
Please consider the updating requirements of Item 310(g) of Regulation S-B when you file your next amendment to the registration statement.

        The Company confirms that it is aware of its reporting requirements of Item 310(g) of Regulation S-B.

28.
Please include an updated and signed accountants' consent in any pre-filing amendments.

        An updated accountants' consent as Exhibit 23.1 to Amendment No. 1 to the Company's Form SB-2.

        We trust that the following responses to the Commission's comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. For your convenience, we have two blacklined copies of the revised Form SB-2. The blacklined copies indicate the revisions that have been made since the initial Form SB-2 was filed with the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,
/s/ Peter G. Weinstock
Peter G. Weinstock
/s/ Geoffrey S. Kay
Geoffrey S. Kay
Enclosure
cc:
Michael Hahn